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                            February 16, 2023

       Michael S. Helm
       Chief Financial Officer and Chief Accounting Officer
       Berry Corporation (bry)
       16000 Dallas Parkway, Suite 500
       Dallas, Texas 75248

                                                        Re: Berry Corporation
(bry)
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
January 13, 2023
                                                            File No. 001-38606

       Dear Michael S. Helm:

              We have reviewed your January 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       How We Plan and Evaluate Operations
       Operating Expenses, page 70

   1. We have considered your responses to comment 1 in our letter dated November 4, 2022 and comment 1 in our
letter dated December 14, 2022. However, we do not believe that the presentation of the
measure Operating Expenses, or the alternatively titled measure and presentation you
have proposed, is appropriate. Please revise your presentation as necessary.
       Non-GAAP Financial Measures, page 91

   2. We note from your response to prior comment 3 that your reconciliations of Basic and
 Michael S. Helm
Berry Corporation (bry)
February 16, 2023
Page 2
         Diluted EPS on Adjusted Net Income (Loss) per share will not be provided on a per adjustment basis. Please further revise your presentation to separately present each adjustment in the reconciliation of Basic and Diluted Adjusted Net Income (Loss) per
         share.
       You may contact Jennifer O'Brien at 202-551-3721 or Ethan Horowitz at 202-551-3311
with any questions.



FirstName LastNameMichael S. Helm                            Sincerely,
Comapany NameBerry Corporation (bry)
                                                             Division of
Corporation Finance
February 16, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName